SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

China Yuchai International Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G210821050

(CUSIP Number)

Paul W. Boltz, Jr.

Morrison & Foerster

41st Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong SAR

(852) 2585-0888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COOMBER INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GOLDMAN INDUSTRIAL LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHONG LIN DEVELOPMENT COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GUANGXI YUCHAI MACHINERY GROUP COMPANY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) QIN XIAOCONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHU GUOXIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. G210821050	13D

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YUAN XUCHENG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 6,709,322
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 6,709,322

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,322
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. (“Goldman”) and Coomber Investment Limited (“Coomber”) with the United States Securities and Exchange Commission (the “Commission”) on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited (“Zhong Lin”), Guangxi Yuchai Machinery Group Company (formerly referred to in such Schedule 13D as “Guangxi Yuchai Machinery State Holding Company” and referred to herein as “GY Group”), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the “Reporting Persons”), Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, Schedule 13D (Amendment No. 3) filed with the Commission by the Reporting Persons on August 5, 2003, Schedule 13D (Amendment No. 4) filed with the Commission by the Reporting Persons on December 23, 2003, Schedule 13D (Amendment No. 5) filed with the Commission by the Reporting Persons on March 15, 2004, Schedule 13D (Amendment No. 6) filed with the Commission by the Reporting Persons on February 15, 2005, and Schedule 13D (amendment No.7) filed with the Commission by the Reporting Persons on April 7, 2005, is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 8) have the meanings set forth in the Reporting Persons’ Schedule 13D (Amendment No. 1).

Item 5. Interest in Securities of the Issuer.

Item 5 is amended by the addition of the following:

In response to the request of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”), Coomber confirmed in a Termination Letter Agreement dated August 4, 2006 its non-objection to an early termination of the four Prepaid Variable Share Forward Contracts it entered into with Merrill in December 2003 and January 2004 (the “Forward Contracts”). The Forward Contracts were described in the Reporting Persons’ Schedule 13D (Amendment No. 5) filed March 12, 2004. On August 8, 2006, Coomber delivered an aggregate of 1,892,228 shares of the Company to Merrill Lynch upon settlement of the Forward Contracts.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 9, 2006

COOMBER INVESTMENTS LIMITED

By:	/s/ Qin Xiaocong
Name:	Qin Xiaocong
Title:	Director

GOLDMAN INDUSTRIAL LTD.

By:	/s/ Qin Xiaocong
Name:	Qin Xiaocong
Title:	Director

ZHONG LIN DEVELOPMENT COMPANY LIMITED

By:	/s/ Qin Xiaocong
Name:	Qin Xiaocong
Title:	Director

GUANGXI YUCHAI MACHINERY GROUP COMPANY

By:	/s/ Zhang Shiyong
Name:	Zhang Shiyong
Title:	Director

/s/ Qin Xiaocong
Qin Xiaocong

/s/ Zhu Guoxin
Zhu Guoxin

/s/ Yuan Xucheng
Yuan Xucheng